PORTAGE RESOURCES, INC.

900 Richard Street.
Saint Wenceslas, Quebec
Canada, G0Z 1J0
August 22, 2007
Via Edgar
Via Fax: (202) 772-9368

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C.
20549

Mail Stop 7010

Re:     Portage Resources, Inc.
   Registration Statement on Form SB-2A
   File No. 333-144585

Attention: Ms. Lisa Mazur, Division of Corporate Finance

Dear Ms. Mazur:

Portage Resources, Inc. (the “Company”) hereby requests that the above-captioned registration statement be ordered effective at 12:00 pm EST on Monday, August 27, 2007, or as soon as practicable thereafter.

The Company wishes to state that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequate and accuracy of the disclosure in the filing, and

●	The Company may not assert the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly;
Portage Resources, Inc.

Martine Caron
President and Director